TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on December 15, 1999

Registration No. 33-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
Under
The Securities Act of 1933

THE GORMAN-RUPP COMPANY

(Exact name of registrant as specified in its charter)

OHIO	34-0253990
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

305 Bowman Street, Mansfield, Ohio 44903
(Address of principal executive offices, including zip code)

THE GORMAN-RUPP COMPANY INDIVIDUAL PROFIT SHARING RETIREMENT PLAN

(Full Title of the Plan)

Robert E. Kirkendall, Vice President — Corporate Development & Secretary
The Gorman-Rupp Company
305 Bowman Street, Mansfield Ohio 44903
(Name and address of agent for service)

(419) 755-1011
(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares, without par value*	**150,000**	**$16.75(2)**	**$2,512,500(2)**	**$698.48**

(1) In accordance with Rule 416(a), the number of Common Shares being registered hereunder may be increased from time to time to that number of Common Shares resulting from a stock split, stock dividend or similar transaction applicable to the currently registered number of Common Shares. In addition, pursuant to Rule 416 (c), this Registration Statement covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

(2) The registration fee has been calculated, and the offering price estimated, in accordance with Rules 457(c) and (h) upon the basis of the average of the high and low sales prices of Common Shares as reported on the American Stock Exchange on December 10, 1999, which was $16.75 per Common Share.

* It is not presently anticipated that either treasury shares or original issue shares of the Company will be issued under The Gorman-Rupp Company Individual Profit Sharing Retirement Plan, and therefore no such shares are hereby registered. This number of shares represents the estimated maximum number of presently outstanding Common Shares that could be purchased under the Plan with the employee and Company contributions based upon the closing price of Common Shares of $16.875 on the American Stock Exchange on December 10, 1999.

This Registration Statement shall become effective upon filing pursuant to Rule 462.

The Exhibit Index is located at Page 9.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The following documents previously or concurrently filed by The Gorman-Rupp Company (the “Company”) with the Securities and Exchange Commission are incorporated herein by reference: the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998; the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999; the Annual Report of the Plan on Form 11-K for the fiscal year ended December 31, 1998; and the description of the Company’s Common Shares contained in the registration statement filed under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating that description.

All documents subsequently filed by the Company or the Plan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be part hereof from the date of filing of such documents.

Item 6. Indemnification of Directors and Officers

Under certain conditions, Section 1701.13(E) of the Ohio Revised Code authorizes the indemnification of directors and officers of an Ohio corporation in defense of any civil, criminal, administrative or investigative proceeding.

Article IV of the Company’s Regulations (incorporated by reference herein from Exhibits (3)(4) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1998), which provides for indemnification in terms generally consistent with the statutory authority, is incorporated herein by reference.

The Company has entered into an Indemnification Agreement (the “Agreement”) with each present Director and such officers of the Company and its subsidiaries as have been designated by the Board of Directors. The effect of the Agreement is to provide for mandatory indemnification of an officer or Director of the Company, or of an individual who serves at the request of the Company as an officer, director, trustee, employee or agent of another corporation or entity, if the individual meets certain standards of conduct required by the Agreement. The Agreement provides indemnification to an individual who was or is a party to any threatened, pending or completed action, suit or proceeding, including any action, suit or proceeding threatened or instituted by or in the right of the Company. The Agreement also contemplates indemnification in connection with administrative and investigative proceedings as well as criminal and civil actions, suits or proceedings.

The Company also maintains insurance covering certain liability of the Directors and officers of the Company and its subsidiaries.

Item 8. Exhibits

4(a)	The Company's Amended Articles of Incorporation, as amended (incorporated herein by this reference from Exhibits (3)(4) of the Company's Annual Report on Form 10-K for the year ended December 31, 1998)
4(b)	The Company's Regulations (incorporated herein by this reference from Exhibits (3)(4) of the Company's Annual Report on Form 10-K for the year ended December 31, 1998)
4(c)	The Gorman-Rupp Company Individual Profit Sharing Retirement Plan (as Amended and Restated as of January 1, 1987)
4(d)	Amendment No. 1 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan
4(e)	Amendment No. 2 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan
4(f)	Amendment No. 3 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan
4(g)	Amendment No. 4 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan
4(h)	Amendment No. 5 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan
4(i)	Amendment No. 6 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan
4(j)	Amendment No. 7 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan
4(k)	Amendment No. 8 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan
23	Consent of Ernst & Young LLP
24(a)	Certified Resolutions of the Company's Board of Directors
24(b)	Power of Attorney of the Company
24(c)	Power of Attorney of Directors and Officers

The undersigned Registrant has submitted and will submit the Plan and any amendment thereto to the Internal Revenue Service ("IRS") in a timely manner and will make all changes required by the IRS in order to qualify the Plan.

Item 9. Undertakings

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H. The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mansfield, State of Ohio, on this 13th day of December, 1999.

THE GORMAN-RUPP COMPANY

By: *ROBERT E. KIRKENDALL
Robert E. Kirkendall,
Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
*JEFFREY S. GORMAN Jeffrey S. Gorman	President, Principal Executive Officer and Director	December 13, 1999
*KENNETH E. DUDLEY Kenneth E. Dudley	Treasurer and Principal Financial and Accounting Officer	December 13, 1999
*JAMES C. GORMAN James C. Gorman	Director	December 13, 1999
*WILLIAM A. CALHOUN William A. Calhoun	Director	December 13, 1999
*THOMAS E. HOAGLIN Thomas E. Hoaglin	Director	December 13, 1999
*PETER B. LAKE Peter B. Lake	Director	December 13, 1999
*JOHN A. WALTER John A. Walter	Director	December 13, 1999
*W. WAYNE WALSTON W. Wayne Walston	Director	December 13, 1999
*JAMES R. WATSON James R. Watson	Director	December 13, 1999

*The undersigned, by signing his name hereto, does sign and execute this Registration Statement pursuant to Powers of Attorney executed by the Registrant and by the above-named officers and Directors of the Registrant and filed with the Securities and Exchange Commission on behalf of such Registrant, officers and Directors.

December 13, 1999

By: /s/ROBERT E. KIRKENDALL
Robert E. Kirkendall,
Attorney-in-Fact

The Plan

Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mansfield, State of Ohio on December 13, 1999.

THE GORMAN-RUPP COMPANY INDIVIDUAL
PROFIT SHARING RETIREMENT PLAN

By: The Gorman-Rupp Company,
as Plan Administrator

By: /s/ JEFFREY S. GORMAN
Jeffrey S. Gorman,
Committee Member

By: /s/ KENNETH E. DUDLEY
Kenneth E. Dudley,
Committee Member

By: /s/ ROBERT E. KIRKENDALL
Robert E. Kirkendall,
Committee Member

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Page Number
4(a)	The Company's Amended Articles of Incorporation, as amended (incorporated herein by this reference from Exhibits (3)(4) of the Company's Annual Report on Form 10-K for the year ended December 31, 1998)	N/A
4(b)	The Company's Regulations (incorporated herein by this reference from Exhibits (3)(4) of the Company's Annual Report on Form 10-K for the year ended December 31, 1998)	N/A
4(c)	The Gorman-Rupp Company Individual Profit Sharing Retirement Plan (as Amended and Restated as of January 1, 1987)	10
4(d)	Amendment No. 1 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan	108
4(e)	Amendment No. 2 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan	110
4(f)	Amendment No. 3 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan	127
4(g)	Amendment No. 4 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan	130
4(h)	Amendment No. 5 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan	137
4(i)	Amendment No. 6 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan	140
4(j)	Amendment No. 7 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan	147
4(k)	Amendment No. 8 to The Gorman-Rupp Company Individual Profit Sharing Retirement Plan	149
23	Consent of Ernst & Young LLP	151
24(a)	Certified Resolutions of the Company's Board of Directors	152
24(b)	Power of Attorney of the Company	155
24(c)	Power of Attorney of Directors and Officers	157